FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards
Chief Executive Officer
Telefax: (5411) 4343-7528
investorelations@gfgsa.com
www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR
THE QUARTER ENDED SEPTEMBER 30, 2010

(Buenos Aires, Argentina, November 10, 2010) – Grupo Financiero Galicia S.A. (“GFG”) (Buenos Aires Stock Exchange: GGAL; NASDAQ: GGAL) today announced its consolidated financial results for the third quarter of FY2010 ended September 30, 2010.

NET INCOME FOR THE QUARTER ENDED SEPTEMBER 30, 2010

➢	Net income for the third quarter ended September 30, 2010 amounted to Ps. 121.2 million, or Ps. 0.098 per share, which is equivalent to Ps. 0.98 per ADS.

➢
This result can be mainly attributed to the income derived from our interests in Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”) (Ps. 130.5 million) and  Sudamericana Holding S.A. (“Sudamericana Holding”) (Ps. 5.5 million), which was partially offset by administrative and financial expenses in the amount of Ps. 15.8 million.

➢
Banco Galicia recorded a net income of Ps. 137.8 million, an increase from the Ps. 47.0 million recorded in the third quarter of FY2009. Net income before the amortization of deferred losses from amparo claims amounted to Ps.175.2 million, a substantial increase from the Ps. 74.2 million profit of the prior year.

➢
The increase in Banco Galicia’s operating income was a result of the improvement of its financial condition due to a significant increase in the volume of activity within the private sector, the above-mentioned reduction of its exposure to the public sector and the decrease of its foreign debt. In addition, results from Compañía Financiera Argentina S.A. (“Compañía Financiera”), Cobranzas & Servicios S.A. and Universal Processing Center S.A. were incorporated during the quarter.

➢
As of September 30, 2010, Banco Galicia’s market share of loans to the private sector reached 8.63%, of which 0.70 percentage points correspond to Compañía Financiera. In terms of deposits, market share of the private sector reached 8.12%, of which 0.10 percentage points correspond to Compañía Financiera.

➢	The table below shows the results per share information based on GFG’s financial statements.

	In pesos
	FY2010	FY 2009	Nine months ended at:
Earnings per Share	3rd Q 09/30/10	3rd Q 09/30/09	09/30/10	09/30/09

Total Average Shares (in thousands)	1,241,407	1,241,407	1,241,407	1,241,407
Total Shares Outstanding (in thousands)	1,241,407	1,241,407	1,241,407	1,241,407
Book Value per Share	1.837	1.615	1.837	1.615
Book Value per ADS (*)	18.370	16.150	18.370	16.150
Earnings per Share	0.098	0.041	0.177	0.145
Earnings per ADS (*)	0.980	0.410	1.770	1.450

(*) 1 ADS = 10 ordinary shares

➢	GFG’s net income for the quarter represents an annualized return of 1.99% on average assets, and of 21.79% on average shareholders’ equity.

	Percentages
	FY2010	FY 2009	Nine months ended at:
Profitability	3rd Q 09/30/10	3rd Q 09/30/09	09/30/10	09/30/09

Return on Average Assets (*)	1.99	1.03	1.39	1.16
Return on Average Shareholders' Equity	21.79	10.36	13.64	12.39

(*) Annualized.

NET INCOME BY BUSINESS

➢	"Income from stake in Sudamericana Holding" includes the results from our interest in Sudamericana Holding for the quarter ended June 30, 2010.

➢	“Income from stake in other companies” includes the results from our interests in Net Investment S.A., Galicia Warrants S.A, G.V. Mandataria de Valores S.A. and Galval Agente de Valores S.A.

➢
The “Deferred tax adjustment” shows the income tax charge determined by Banco Galicia’s subsidiaries in accordance with the deferred tax method. This adjustment was not made in Banco Galicia’s financial statements because Argentine Central Bank’s regulations do not contemplate the application of the deferred tax method.

➢	“Other income GFG” mainly includes administrative expenses in the amount of Ps. 6.9 million and financial expenses in the amount of Ps. 8.9 million.

➢	The table below shows a “Net Income by Business” analysis. It includes a breakdown of GFG’s results by subsidiary.

	In millions of pesos
	FY2010		Nine months ended at:
Net Income by Business	3rd Q 09/30/2010	2nd Q 06/30/2010	09/30/10	09/30/09

Income from stake in Banco Galicia (94.7%)	130.5	69.0	257.0	111.9
Income from stake in Sudamericana Holding (87.5%)	5.5	6.8	16.7	17.4
Income from stake in other companies	0.0	-0.6	-1.5	3.5
Deferred tax adjustment in Banco Galicia's subsidiaries	0.9	-3.6	-3.6	9.7
Other Income GFG	-15.8	-24.7	-49.0	65.6
Income tax	0.0	-0.5	-0.3	-28.0

Net Income for the period	121.2	46.4	219.3	180.1

CONFERENCE CALL

On Friday, November 12, 2010, at 11:00 A.M. Eastern Standard Time (13:00 PM Buenos Aires time), GFG will host a conference call to review these results.

The call-in number is: (913) 981-5558

Passcode: 7645067

This report is a summary analysis of GFG’s financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia’s press release (www.bancogalicia.com.ar) and GFG’s financial statements, as well as with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar), Bolsa de Comercio de Córdoba and Nasdaq (www.nasdaq.com). Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any issues concerning interpretation of this report should be resolved using the original version in Spanish.

SELECTED FINANCIAL INFORMATION -  CONSOLIDATED DATA (*)

	In millions of pesos
	09/30/10	06/30/10	03/31/10	12/31/09	09/30/09

CASH AND DUE FROM BANKS	5,204.0	3,999.5	4,001.8	3,696.3	3,937.8

GOVERNMENT AND CORPORATE SECURITIES	2,925.4	3,627.1	4,137.9	3,920.4	4,314.7

LOANS	18,403.8	17,028.3	14,060.6	13,477.9	11,375.3

OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	2,242.0	3,183.3	3,569.5	3,335.4	3,545.2

EQUITY IN OTHER COMPANIES	48.1	54.2	56.2	53.9	51.5

BANK PREMISES AND EQUIPMENT, MISCELLANEOUS AND INTANGIBLE ASSETS	1,472.1	1,463.7	1,522.2	1,534.4	1,523.2

OTHER ASSETS	1,286.0	1,245.8	1,360.6	1,584.1	1,608.5

TOTAL ASSETS	31,581.4	30,601.9	28,708.8	27,602.4	26,356.2

DEPOSITS	19,895.6	18,554.0	17,964.7	17,039.4	15,837.0
- Non-Financial Government Sector	839.9	930.0	1,395.2	1,377.2	1,468.0
- Financial Sector	8.6	268.2	249.8	228.5	206.8
- Non-Financial Private Sector and Residents Abroad	19,047.1	17,355.8	16,319.7	15,433.7	14,162.2
- Current Accounts	4,942.5	4,698.8	3,834.6	3,631.4	3,155.4
- Savings Accounts	5,541.8	5,171.1	4,985.9	4,765.6	4,298.7
- Time Deposits	8,072.0	7,028.3	7,184.0	6,727.8	6,384.2
- Other	423.0	399.9	254.6	248.4	263.1
- Accrued interest and quotation diferences payable	67.8	57.7	60.6	60.5	60.8

OTHER BANKS AND INTERNATIONAL ENTITIES	1,102.9	904.0	754.3	796.5	736.3

NEGOTIABLE OBLIGATIONS	2,414.3	2,482.2	2,354.0	2,677.2	2,884.4

OTHER LIABILITIES	5,535.7	6,177.1	5,235.9	4,748.2	4,620.0

MINORITY INTERESTS	353.0	325.9	298.9	288.6	273.4

TOTAL LIABILITIES	29,301.5	28,443.2	26,607.8	25,549.9	24,351.1

SHAREHOLDERS' EQUITY	2,279.9	2,158.7	2,101.0	2,052.5	2,005.1

INFLATION AND EXCHANGE RATE
Retail Price Index (%) (**)	2.28	2.33	3.46	2.58	2.21
Wholesale Price Index (%) (**)	2.93	3.62	4.47	3.26	3.35
C.E.R. (%) (**)	2.29	2.85	3.16	2.39	1.79
Exchange Rate ($/U$S) (***)	3.9607	3.9318	3.8763	3.7967	3.8427

(*)     GFG, consolidated with subsidiary companies (Art.33 - Law 19550).
(**)   Variation within the quarter.
(***) Last working day of the quarter. Source B.C.R.A. - Comunique "A" 3500 - Reference Exchange Rate

SELECTED FINANCIAL INFORMATION -  CONSOLIDATED DATA (*)

	In millions of pesos
Quarter ended:	09/30/10	06/30/10	03/31/10	12/31/09	09/30/09

FINANCIAL INCOME	901.0	803.4	736.9	808.9	723.1
- Interest on Cash and Due From Bank	0.3	0.2	0.1	0.1	0.1
- Interest on Loans to the Financial Sector	3.2	1.0	0.8	0.9	1.1
- Interest on Overdrafts	50.9	43.1	36.2	42.6	43.2
- Interest on Notes	128.3	113.7	113.7	111.6	96.4
- Interest on Mortgage Loans	26.2	25.7	25.4	28.6	28.7
- Interest on Pladge Loans	2.9	2.5	2.3	2.4	2.9
- Interest on Credit Card Loans	299.0	279.3	223.4	228.9	199.8
- Interest on Financial Leases	15.3	15.6	15.0	16.1	20.3
- Interest on Other Loans	322.8	157.1	140.0	127.2	107.5
- Net Income from Government and Corporate Securities	(2.3)	130.2	116.3	158.7	187.3
- On Other Receivables Resulting from Financial Brokerage	2.1	3.6	5.1	19.4	(6.2)
- Net Income from Guaranteed Loans-Decree 1387/01	1.0	0.8	1.0	1.3	1.5
- Adjustment by application of adjusting index	1.8	1.3	1.5	1.7	1.8
- Quotations Differences on Gold and Foreign Currency	25.8	(4.9)	26.0	29.6	28.7
- Other	23.7	34.2	30.1	39.8	10.0

FINANCIAL EXPENSES	361.7	315.4	330.3	380.0	346.6
- Interest on Demand Accounts Deposits	0.1	1.6	3.8	3.2	3.1
- Interest on Saving Accounts Deposits	1.5	1.2	1.1	1.0	1.0
- Interest on Time Deposits	180.0	172.8	187.5	211.8	209.9
- Interest on Interbank Loans Received ( Call Money Loans)	1.1	2.3	1.4	1.1	0.8
- Interest on Loans from Financial Sector	2.1	-	-	-	0.1
- For Other Liabilities resulting from Financial Brokerage	42.1	42.3	33.4	72.6	24.4
- Interest on Subordinated Negotiable Obligations	35.2	33.9	33.4	32.2	32.5
- Other interest	0.9	1.0	0.9	0.6	0.8
- Net Income from Options	-	0.2	0.2	0.2	0.2
- Adjustment by application of adjusting index	-	-	0.1	-	0.1
- Contributions to the Deposit Insurance Fund	8.0	7.8	7.4	6.8	6.7
- Other	90.7	52.3	61.1	50.5	67.0

GROSS BROKERAGE MARGIN	539.3	488.0	406.6	428.9	376.5

PROVISIONS FOR LOAN LOSSES	153.2	115.0	121.0	174.4	142.9

INCOME FROM SERVICES, NET	463.7	421.2	389.5	369.3	338.1

ADMINISTRATIVE EXPENSES	761.3	629.8	589.7	563.0	517.0
- Personnel Expenses	421.3	356.6	338.8	311.6	283.9
- Directors' and Syndics' Fees	1.8	2.2	2.9	2.8	2.4
- Other Fees	31.0	18.8	17.2	19.7	19.2
- Advertising and Publicity	50.9	40.6	35.8	38.6	34.5
- Taxes	50.1	45.6	37.4	38.6	35.3
- Depreciation of Premises and Equipment	19.8	18.4	18.1	18.7	18.3
- Amortization of Organization and Development Expenses	16.5	14.6	13.1	14.5	10.8
- Other Operating Expenses	103.8	82.3	77.6	74.5	70.0
- Other	66.1	50.7	48.8	44.0	42.6

MINORITY INTEREST	(26.5)	(26.4)	(19.7)	(15.6)	(12.8)

INCOME FROM EQUITY INVESTMENTS	28.6	0.3	2.5	(0.1)	13.6

NET OTHER INCOME	97.0	(33.0)	33.8	41.1	36.1

INCOME TAX	66.4	58.9	50.3	36.9	40.3

NET INCOME	121.2	46.4	51.7	49.3	51.3

(*) GFG, consolidated with subsidiary companies (Art.33 - Law 19550).

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